UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Capital City Bank Group, Inc.

Full Name of Registrant

Former Name if Applicable

217 N. Monroe Street

Address of Principal Executive Office (Street and Number)

Tallahassee, FL 32301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Capital City Bank Group, Inc. (the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described herein.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023 (the “November 13, 2023 Form 8-K”), subsequent to the Company’s October 24, 2023 announcement of its earnings for the quarter ended September 30, 2023 (the “Q3 2023 Earnings Release”), and during the preparation of the unaudited condensed consolidated financial statements to be included in the Q3 Form 10-Q, the Company identified certain inter-company transactions between its subsidiaries, Capital City Bank and Capital City Home Loans, Inc., involving residential mortgage loan purchases, that were not recorded in accordance with generally accepted accounting principles.

As a result, as reported in the November 13, 2023 Form 8-K, the Q3 2023 Earnings Release andthe Company’s consolidated financial statements for the following periods (collectively, the “Impacted Financial Statements”) should no longer be relied upon: (1) the year ended December 31, 2022, (2) the three months ended March 31, 2022 and 2023, (3) the three and six months ended June 30, 2022 and 2023, and (4) the three and nine months ended September 30, 2022. The Company intends to file amendments to its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the three months ended March 31, 2023, and the three and six months ended June 30, 2023, including restated financial statements and related disclosures (collectively, the “Amended Reports”), as promptly as practicable. Management, in consultation with the Company’s independent public accountants, is working to determine whether there are impacts to any of the Company’s financial statements other than the Impacted Financial Statements that require amendments to any of the Company’s filings with the SEC other than the Amended Reports.

The Company intends to file the Q3 Form 10-Q as promptly as practicable following the filing of the Amended Reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeptha E. Larkin	(850)	402-7821
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 24, 2023, the Company announced preliminary financial results for the quarter ended September 30, 2023 and furnished such announcement as an exhibit to a Current Report on Form 8-K. The results included in the announcement were based upon information available to management as of the date thereof. The Company’s actual results may differ from those in the announcement due to the adjustments and restatements discussed in this submission and other information that may become available prior to and the time the Company’s financial results for the third quarter of 2023 are finalized and included in the Company’s Quarterly Report on Form 10-Q for that quarter. The Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the quarter ended September 30, 2023 as compared to September 30, 2022.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995 and other legal authority) that are based on current plans and expectations that are subject to uncertainties and risks. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “vision,” “goal,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements, and you should not rely on these forward-looking statements due to many factors, including: the effects of the restatements described above on prior-period financial statements or financial results; risks related to the timely and correct completion of the restatements and related filings; the risk that the completion and filing of the Amended Reports will take significantly longer than expected and will not be completed in a timely manner; identification of any additional inaccuracies in our financial reporting that require further restatements of previously issued financial statements; the risk that the restatements may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing of the Amended Reports with the SEC or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or delay the filing of the Amended Reports with the SEC; the possibility that The Nasdaq Stock Market may seek to delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of penalties; the risk that the Company may become subject to shareowner lawsuits or claims; risks related to our ability to implement and maintain effective internal control over financial reporting and/or disclosure controls and procedures in the future, which may adversely affect the accuracy and timeliness of our financial reporting; risks related to changes in key personnel and any changes in our ability to retain key personnel; the inherent limitations in internal control over financial reporting and disclosure controls and procedures; the scope of the restatement and deficiencies, if any, in internal control over financial reporting and/or disclosure controls and procedures may be broader than we currently anticipate; remediation of any deficiencies with respect to the Company’s internal control over financial reporting and/or disclosure controls and procedures may be complex and time-consuming; the impact of these matters on the Company’s performance and outlook; and expectations concerning the Company’s performance and financial outlook. Additional factors can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and our other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this Form 12-25 speak only as of the date of this Form 12b-25, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ, except as may be required by law.

Capital City Bank Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 13, 2023	By:	/s/ Jeptha E. Larkin
Chief Financial Officer